SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                    International Flavors & Fragrances Inc.
    -----------------------------------------------------------------------
                                (NAME OF ISSUER)

                        Common Stock $.12-1/2 par value
    -----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  459506 10 1
                    ---------------------------------------
                                 (CUSIP NUMBER)


George Rowe, Jr., One Rockefeller Plaza,
New York, N.Y.  10020  (Tel. 212-586-0700)
-----------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 23, 1997
                   -----------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages
                                      ---

CUSIP No. 459506 10 1            13D            PAGE  2  OF   5 PAGES
          --------------                            ---    ---

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry P. van Ameringen
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                             (b) /x/
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      NOT APPLICABLE
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

-----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES               2,561,011
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                         5,574,932
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON               2,561,011
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                         5,574,932
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,135,943
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
    CERTAIN SHARES*

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.4%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 13 D

                   Under the Securities Exchange Act of 1934



    Check the following box if a fee is being paid with this

statement. / /

    Item 1       Security and Issurer
                 --------------------

                 Common Stock $.12-1/2 par value

                 International Flavors & Fragrances Inc. (IFF)
                 521 West 57th Street
                 New York, New York 10019

    Item 2       Identity and Background
                 -----------------------

           (a)   Name of Person Filing:
                 ---------------------

                 Henry P. van Ameringen

           (b)   Residence or Business Address
                 -----------------------------

                 509 Madison Avenue
                 New York, New York 10022

           (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                 Retired as an executive of IFF; President and Treasurer and a director, van Ameringen Foundation at the address in 2(b)

           (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed or other disposition of the case;

                 No

           (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order, and

                 No

                               Page 3 of 5 Pages

    Item 2 (f)   Citizenship:
                 -----------

                 U.S.A.

    Item 3       Source & Amount of Funds or Other Consideration
                 -----------------------------------------------

                 Not Applicable.

    Item 4       Purpose of Transaction
                 ----------------------

                 The undersigned incorporates his response to Item 5(c) below.

    Item 5       Interest in Securities of the Issuer
                 ------------------------------------

           (a)   Amount Beneficially Owned

                 8,135,943

                 Percent of Class

                 7.4%


           (b)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:  2,561,011

               (ii)   shared power to vote or to direct the vote:
                      5,574,932

              (iii) sole power to dispose or to direct the disposition of: 2,561,011

               (iv) shared power to dispose or to direct the disposition of: 5,574,932

           (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                 On September 8, 1997 a trust under the will of the undersigned's father, A.L. van Ameringen for the benefit of his mother, Hedwig A. van Ameringen, distributed 100,000 shares each to a foundation of which the undersigned is a director and to another foundation of which the undersigned is a sole trustee, as a consequence of which the undersigned became the beneficial owner as defined in Rule 13d-3 of such shares. On September 15, 1997 a foundation distributed 33,000 shares to the above foundation of which the undersigned is the sole trustee as a consequence of which the undersigned became the beneficial owner as defined in Rule 13d-3 of such shares. In addition, on September 23, 1997, the undersigned acquired beneficial ownership as defined in Rule 13d-3 of 600,000 shares upon the establishment of three trusts of which the undersigned is a co-trustee, which trusts were established by the exercise of a power by Mrs. van Ameringen contained in a trust established by the will of her husband referred to above.

           (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                 Persons other than the undersigned have the right to receive dividends from, or the proceeds from the sale of, certain of the securities listed in Item 5 (a) and (b).

                               Page 4 of 5 Pages

    Item 6       Contracts, Arrangements, Understandings
                 ---------------------------------------
                 Or Relationships With Respect To
                 --------------------------------
                 Securities Of The Issuer
                 ------------------------

                 None

    Item 7       Material To Be Filed as Exhibits
                 --------------------------------

                 None


Signature

    After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



September 25, 1997
------------------------------
Date

      HENRY P. VAN AMERINGEN
------------------------------
        Signature


Henry P. van Ameringen
------------------------------
Name/Title



Hpv A13D







                               Page 5 of 5 Pages